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EXHIBIT 99.1

THE THOMSON CORPORATION

Management's Discussion and Analysis

        The following management's discussion and analysis is intended to assist you in better understanding and evaluating material changes in our financial condition and operations for the three-month and nine-month periods ended September 30, 2004, compared to the corresponding periods in the preceding fiscal year. We recommend that you read this discussion and analysis in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to "we," "our" and "us" are to The Thomson Corporation and its subsidiaries. This management's discussion and analysis is dated as of October 22, 2004.

OVERVIEW

Description of Our Business

        We are a global leader in providing integrated information solutions to business and professional customers. We generate revenues by supplying our customers with business-critical information, which we make more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers' workflows, we increasingly deliver real-time information and services electronically, integrate our solutions with our customers' own data, and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the ways our customers use our content, rather than simply on selling the content itself.

        As a global company, we are affected by the economic conditions and business characteristics of each market in which we operate. The development of our business is also largely driven by our customers' technological, informational and other needs.

        We organize our operations into four market groups that are structured on the basis of the customers they serve:

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  Thomson Legal & Regulatory,

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  Thomson Learning,

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  Thomson Financial, and

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  Thomson Scientific & Healthcare.

        We report the financial results of our four market groups together with those of a corporate and other reporting category. The corporate and other category principally includes corporate expenses and expenses associated with our stock-related compensation.

2004 Financial Outlook

        We expect full-year 2004 revenue growth to be in line with our long-term target of 7% to 9% (excluding the effects of currency translation). Full-year 2004 revenue growth will continue to be driven by growth from existing businesses and supplemented by acquisitions.

        Adjusted EBITDA is expected to continue to grow in the fourth quarter versus last year. Full-year adjusted EBITDA margin is expected to improve slightly reflecting continued operating improvements, partially offset by higher pension costs and corporate expenses.

        As stated in our previous outlook, adjusted earnings in the second half of the year are expected to grow at a lower rate than in the first half due largely to higher depreciation and a higher effective tax rate versus the second half of 2003.

        We also expect to continue to generate strong free cash flow through the end of 2004.

Seasonality

        We typically derive a greater portion of our operating profit and operating cash flow in the second half of the year as customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses, though the seasonality of our overall results between the first and second halves has been reducing over the past several years. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Use of Non-GAAP Financial Measures

        In addition to the results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results as we believe their use provides more insight to our performance. The following discussion defines the measures that we use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:

  •
  Adjusted EBITDA.    We define adjusted EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization, net other income and equity in net losses of associates, net of tax. Because adjusted EBITDA excludes interest and taxes, it provides a more standard comparison among businesses by eliminating the differences that arise between them due to the manner in which they were acquired or funded. We use the measure as a supplemental cash flow metric as adjusted EBITDA also excludes depreciation and amortization of identifiable intangible assets, which are both non-cash charges. Net other income, which normally includes items such as gains and losses on sales of businesses, is excluded from adjusted EBITDA as this item is not considered relevant to operating performance. Finally, as the results of equity in associates are not directly under our control, we exclude this item from our analysis of current operating performance. We also use adjusted EBITDA margin, which we define as adjusted EBITDA as a percentage of revenues.

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  Adjusted operating profit.    Adjusted operating profit is defined as operating profit before amortization of identifiable intangible assets. We use this measure for our segments because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues.

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  Free cash flow.    We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

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  Adjusted earnings and adjusted earnings per common share from continuing operations.    We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

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  Net debt.    We measure our indebtedness including associated hedging instruments (swaps) on our debt less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as a better measure of the total obligation associated with our outstanding debt. We reduce gross indebtedness by cash and cash equivalents, on the basis that they could be used to pay down debt.

        These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net earnings, total debt or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management's discussion and analysis.

RESULTS OF OPERATIONS

        The following discussion compares our results in the three-month and nine-month periods ended September 30, 2004 and 2003 and provides analyses of results from continuing operations and discontinued operations.

Basis of Analysis

        Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section entitled "Discontinued Operations" for a discussion of these operations. Additionally, our market group results represent ongoing businesses, which exclude the results of businesses sold or held for sale that do not qualify as discontinued operations, i.e., disposals. The principal businesses included in disposals were various businesses in our financial market group.

        The following table summarizes our consolidated results for the periods indicated.

	Three months ended September 30,			Nine months ended September 30,
(unaudited) (millions of U.S. dollars, except per share amounts)
	2004	2003	Change	2004	2003	Change
Consolidated Operations
Revenues	2,223	2,044	9%	5,771	5,305	9%
Adjusted EBITDA	735	671	10%	1,510	1,333	13%
Adjusted EBITDA margin	33.1%	32.8%		26.2%	25.1%
Operating profit	492	440	12%	846	693	22%
Operating profit margin	22.1%	21.5%		14.7%	13.1%
Net earnings	344	307	12%	573	469	22%
Earnings attributable to common shares	344	306	12%	571	482	19%
Earnings per share attributable to common shares	$0.52	$0.47	11%	$0.87	$0.74	18%

Continuing Operations

        Revenues.    For both the three-month and nine-month periods ended September 30, 2004, revenues increased 9%. Excluding the impact of foreign currency translation, the increase was 7% for both the three-month and nine-month periods. These increases were due to growth from our existing businesses and, to a slightly lesser extent, contributions from acquisitions. Growth from existing businesses was exhibited by all of our market groups for both the three-month and nine-month periods. Contributions from acquisitions were primarily from CCBN and TradeWeb in our financial group and BIOSIS in our scientific and healthcare group.

        In the three-month and nine-month periods ended September 30, 2004, products and services delivered electronically accounted for 52% and 59% of our revenues, respectively, increasing from 50% and 58%, respectively, for the comparable prior-year periods, and compared to 56% for the year ended December 31, 2003. Because of the seasonality of our learning group, which has a higher percentage of print-based revenues than our other market groups, the percentage of revenues from products and services delivered electronically tends to be higher in the first half of the year. Historically, customer-buying patterns in our learning group have been concentrated in the second half of the year. Therefore, to the extent that revenues in our learning group increase throughout the year, the percentage of revenues from products and services delivered electronically tends to be lower in the second half of the year.

        Operating profit.    Operating profit and related margin growth in the three-month and nine-month periods ended September 30, 2004 reflected higher revenues and improved operating efficiencies across the corporation with only a marginal contribution from the favorable impact of foreign currency translation. Included in the results for the nine-month period of 2004 were insurance recoveries related to September 11, 2001 of $19 million and a $7 million benefit from an adjustment to accrued expenses related to health insurance claims for active employees. See "Corporate and Other" for further discussion of this item. For the third quarter, both the current and prior year periods included a benefit associated with our stock appreciation rights, reflecting a decrease in the trading price of our common shares, although the benefit in 2004 was approximately $2 million lower than that of 2003. The nine-month period of 2004 included a higher benefit for stock appreciation rights compared to the prior year of $3 million. Operating profit growth in 2004 was also tempered by higher pension and other defined benefit plans expense of $5 million for the third quarter and $21 million for the nine-month period.

        Adjusted EBITDA.    Adjusted EBITDA and its related margin increased for the reasons noted above under "Operating profit."

        Net other expense/income.    For the nine-month period ended September 30, 2004, net other income primarily related to the recognition of the second installment of $22 million of the previously announced Skillsoft settlement. The first installment of $22 million was recognized in the third quarter of 2003, and was the primary component of net other income for that period. In the nine-month period ended September 30, 2003, net other income of $79 million also included the gain on the sale of our 20% interest in Bell Globemedia Inc. (BGM). See "Related Party Transactions" for more information about this sale.

        Net interest expense and other financing costs.    Our interest expense and other financing costs in the three months ended September 30, 2004 were consistent with that of the prior year. In the nine-month period, the net expense declined $16 million to $176 million. This decrease in net interest expense and other financing costs reflected lower average levels of outstanding net debt and lower interest rates in 2004 compared with 2003. Included in net interest expense and other financing costs in 2004 was a net charge of $3 million for the third quarter and a net benefit of $1 million for the first nine months related to new accounting guidance on derivatives. See the section entitled "Accounting Changes" for more information.

        Income taxes.    Income taxes for the three-month and nine-month periods ended September 30, 2004 reflected a refinement of the calculation by which we allocate estimated full year income tax expense among interim periods in 2004. See the section entitled "Accounting Changes" for more information. Because of the seasonality in our businesses, our interim effective tax rates for the third quarter and nine-month period in 2004 are not indicative of our estimated effective tax rate for the full year. Additionally, as a result of new tax legislation in the United Kingdom that was enacted in the third quarter of 2004, we released $40 million of valuation allowances that had previously been established against the related UK tax assets. Of this amount, $35 million will be used to offset taxable income in future periods and was treated as a discrete credit in the third quarter, while the remainder will be used to offset taxable income in the current year and was factored into the full year effective tax rate.

        Equity in net losses of associates, net of tax.    Equity in net losses of associates, net of tax, includes our proportionate share of net losses of investments accounted for under the equity method. For the three-month and nine-month periods ended September 30, 2004, equity in net losses of associates, net of tax, reflected the improved performance of equity method investees.

        Earnings attributable to common shares and earnings per common share.    Earnings attributable to common shares for the three-month period ended September 30, 2004 increased primarily as a result of higher operating profit.

        For the nine-month period ended September 30, 2004, the increase in earnings attributable to common shares was due to higher operating profit and lower interest expense. Results for 2003 included the gain on the sale of BGM also noted under "Net other expense/income," as well as a $21 million gain related to the redemption of our Series V preference shares. The gain of $21 million represented a foreign exchange gain of $30 million, less the premium paid on redemption of $6 million, and taxes of $3 million. Each of the nine-month periods included $22 million associated with the Skillsoft settlement.

        The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in both years.

	Three months ended September 30,		Nine months ended September 30,
(unaudited) (millions of U.S. dollars, except per common share amounts)
	2004	2003	2004	2003
Earnings attributable to common shares	344	306	571	482
Adjustments for one-time items:
Net other expense (income)	1	(23)	(28)	(79)
Tax on above item	—	9	11	8
Release of tax credits	(35)	—	(35)	—
Net gain on redemption of Series V preference shares	—	—	—	(21)
Interim period effective tax rate normalization	14	—	(14)	—
Discontinued operations	(16)	(12)	(24)	(34)

Adjusted earnings from continuing operations attributable to common shares	308	280	481	356

Adjusted earnings per common share from continuing operations	$0.47	$0.43	$0.73	$0.54

        On a comparable basis, our adjusted earnings from continuing operations for the three-month and nine-month periods ended September 30, 2004 increased largely as a result of higher operating profit, stemming from higher revenues and improved operating efficiencies. Results for the first nine months of 2004 also benefited from insurance recoveries and an accrual adjustment associated with health insurance claims for active employees, as well as lower net interest expense.

Operating Results by Business Segment

        See the "Reconciliations" section at the end of this management's discussion and analysis for a reconciliation of the below non-GAAP financial measures to the most directly comparable GAAP measures.

Thomson Legal & Regulatory

	Three months ended September 30,			Nine months ended September 30,
(unaudited) (millions of U.S. dollars)
	2004	2003	Change	2004	2003	Change
Revenues	840	793	6%	2,447	2,236	9%
Adjusted EBITDA	272	262	4%	751	657	14%
Adjusted EBITDA margin	32.4%	33.0%		30.7%	29.4%
Adjusted operating profit	223	215	4%	606	523	16%
Adjusted operating profit margin	26.5%	27.1%		24.8%	23.4%

        In the three-month and nine-month periods ended September 30, 2004, revenues for Thomson Legal & Regulatory increased 6% and 9%, respectively. Excluding the impact of foreign currency translation, revenues increased 4% and 8%, respectively. These increases were driven by strong performances by Westlaw and Checkpoint online services, FindLaw and our legal education business. Revenue growth for both periods in 2004 was offset, in part, by continued weakness in the news and business information sector, which experienced a decline in transactional activity. Revenue from print and CD products decreased slightly from that of the prior year periods and is expected to decline for the full year. Growth attributable to newly acquired businesses had a marginal impact in the quarter, but a larger impact in the nine-month period. Growth attributable to acquired businesses was principally from Thomson Elite, a provider of back-office software to law firms acquired in May 2003.

        North American Westlaw revenue experienced growth in all of its major market segments: law firm, government and corporate. Outside of North America, Westlaw revenues increased particularly in Europe and the Asia-Pacific region. The North American tax and accounting businesses experienced higher revenues, led by the Checkpoint online service and, for the nine-month period, higher tax software sales. Revenue from our legal education business increased primarily due to higher enrollments. Finally, FindLaw revenue increased as a result of continued strong new sales performance and the benefit of acquisitions.

        For the three-month period ended September 30, 2004, the growth in adjusted EBITDA and adjusted operating profit resulted from the revenue growth described above. The decline in the corresponding margins was attributable to the impact of strengthening foreign currencies on our lower margin international businesses, a shift in the product mix and increased spending related to growth initiatives. For the nine-month period ended September 30, 2004, the growth in adjusted EBITDA and adjusted operating profit, as well as the corresponding margins, resulted from the revenue growth described above and the impact of improved operating efficiencies.

Thomson Learning

	Three months ended September 30,			Nine months ended September 30,
(unaudited) (millions of U.S. dollars)
	2004	2003	Change	2004	2003	Change
Revenues	752	714	5%	1,531	1,438	6%
Adjusted EBITDA	302	278	9%	337	301	12%
Adjusted EBITDA margin	40.2%	38.9%		22.0%	20.9%
Adjusted operating profit	237	218	9%	194	170	14%
Adjusted operating profit margin	31.5%	30.5%		12.7%	11.8%

        In the three-and nine-month periods ended September 30, 2004, revenues for Thomson Learning increased 5% and 6%, respectively. Excluding the impact of foreign currency translation, revenues increased 4% in both periods. These increases were attributable primarily to growth from existing businesses and, to a much lesser extent, newly acquired businesses.

        In the Academic group, the library reference business increased revenues due to electronic product offerings and an improved state funding environment. Revenues for international businesses continued double-digit revenue growth as a result of increased English language and vocational training sales. In higher education, textbook sales increased, but growth was tempered, particularly in the United States, as students seek alternate sources of their course materials to address pricing concerns. In the third quarter, the trend for textbook returns improved compared with that of the prior year, though levels remained above the prior year for the nine-month period. Lifelong Learning's revenues increased primarily due to growth in the e-testing government and professional segments as well as e-learning and vocational sales. The competitive environment and ongoing weakness in the corporate employee training and information technology markets continued to impact the businesses in those markets.

        The increases in adjusted EBITDA, adjusted operating profit and the related margins in the three- and nine-month periods relate to improved revenue and operating efficiencies realized from restructuring efforts completed in the prior year.

Thomson Financial

	Three months ended September 30,			Nine months ended September 30,
(unaudited) (millions of U.S. dollars)
	2004	2003	Change	2004	2003	Change
Revenues	455	372	22%	1,260	1,127	12%
Adjusted EBITDA	128	106	21%	340	301	13%
Adjusted EBITDA margin	28.1%	28.5%		27.0%	26.7%
Adjusted operating profit	80	62	29%	206	170	21%
Adjusted operating profit margin	17.6%	16.7%		16.3%	15.1%

        In the three-month and nine-month periods ended September 30, 2004, revenues for Thomson Financial increased 22% and 12%, respectively. Excluding the impact of foreign currency translation, revenues increased 20% and 9%, respectively. These increases were primarily due to the impact of acquired businesses, including CCBN and TradeWeb, as well as receipt of certain one-time fees. Revenues from existing businesses in the United States increased for both periods in 2004 as a result of new sales, higher usage and transaction revenues, and lower cancellations. Thomson ONE workstations increased 12% in the third quarter of 2004, and 46% for the nine-month period, due to user migration from legacy products and new client wins. For both the three-month and nine-month periods, European revenues declined compared with the comparable prior year periods due to difficult market conditions. European market conditions began to exhibit certain positive trends in 2004, but continued to lag the improvements being exhibited in the United States.

        For the three-month period ended September 30, 2004, adjusted EBITDA and adjusted operating profit increased due to the increase in revenues. The adjusted EBITDA margin for the three-month period declined slightly due to a net benefit of $4 million in the prior year for insurance claims related to September 11, 2001. For the nine-month period ended September 30, 2004, adjusted EBITDA and adjusted operating profit, as well as the corresponding margins, increased. Included in both adjusted EBITDA and adjusted operating profit were insurance recoveries related to September 11, 2001 of $19 million and $4 million, for the current and prior year, respectively. Excluding all benefits and settlements associated with insurance claims related to September 11, 2001 in both the current and prior year, adjusted EBITDA and adjusted operating profit in 2004 increased, but the EBITDA margin decreased due to acquisition-related expenses and investments for our online news service and a data center, as well as higher data costs.

Thomson Scientific & Healthcare

	Three months ended September 30,			Nine months ended September 30,
(unaudited) (millions of U.S. dollars)
	2004	2003	Change	2004	2003	Change
Revenues	187	169	11%	564	519	9%
Adjusted EBITDA	50	40	25%	134	120	12%
Adjusted EBITDA margin	26.7%	23.7%		23.8%	23.1%
Adjusted operating profit	43	33	30%	113	97	16%
Adjusted operating profit margin	23.0%	19.5%		20.0%	18.7%

        In the three-month and nine-month periods ended September 30, 2004, revenues for Thomson Scientific & Healthcare increased 11% and 9%, respectively. Excluding the impact of foreign currency translation, revenues increased 8% and 6%, respectively. These remaining increases were attributable to higher revenues from existing businesses and contributions from acquired companies, primarily BIOSIS, a provider of databases and services for life sciences research acquired in January 2004. Revenue growth benefited from higher subscription revenues for the Web of Science, Web of Knowledge and the MICROMEDEX electronic product portfolio, as well as increased customer spending for healthcare decision support products. In the third quarter, revenues also increased as a result of higher sales of healthcare print products, partially due to a shift in timing of certain products release to the third quarter of 2004 compared to the fourth quarter in 2003.

        For the three-month and nine-month periods in 2004, the increases in adjusted EBITDA, adjusted operating profit and the corresponding margins reflected the higher revenues in each period and effective cost management efforts.

Corporate and other

        Corporate and other expenses were $21 million for the three-month period ended September 30, 2004, compared with $19 million for that of the prior year. For the nine-month period, Corporate and other expenses were $60 million in both 2004 and 2003. Results in 2004 reflect a benefit of $7 million for the nine-month period resulting from an adjustment to accrued expenses related to health insurance claims for active employees. The adjustment reflected favorable actual claim experience compared with estimated claims. This was offset by higher pension and other defined benefit plans expense. While all periods included a benefit associated with our stock appreciation rights, the benefit in the third quarter of 2004 was $2 million lower than that of 2003. For the nine-month period, the current year benefit was higher than that of the prior year by $3 million. As noted below, results for Thomson Media are now reported as discontinued operations and are no longer reflected in Corporate and other.

Discontinued Operations

        The following businesses, along with one other small business from Thomson Learning, which was sold in September 2003, are classified as discontinued operations within the consolidated interim financial statements for all periods presented. None of these businesses is or was considered fundamental to our integrated information offerings.

        In October 2003, we sold our portfolio of healthcare magazines for $135 million and recorded the related post-tax gain of $63 million in the fourth quarter of 2003. The magazines had previously been managed within our scientific and healthcare group.

        In February 2004, we sold DBM, a provider of human resource solutions, which had been managed within our learning group. Based on the status of negotiations at December 31, 2003, an impairment charge relating to goodwill of $62 million before income taxes was recorded in the fourth quarter of 2003. We recorded a post-tax loss of $6 million in 2004 related to the completion of the sale.

        In the second quarter of 2004, we sold Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on estimates of fair value, an impairment charge relating to identifiable intangible assets and goodwill of $24 million before income taxes was recorded in the fourth quarter of 2003 and a charge of $6 million relating to intangible assets was recorded in the first quarter of 2004. We recorded a post-tax gain of $3 million in 2004 related to the completion of the sale.

        In October 2004, we announced that we had entered into a definitive agreement to sell the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets, for $350 million. The transaction is expected to close by year-end, subject to regulatory approvals and other customary closing conditions. A gain on this transaction will be recorded in our fourth quarter of 2004 if the transaction closes prior to year-end, as anticipated. The results of Thomson Media had previously been reported within our Corporate and other segment prior to the second quarter of 2004 when we announced our intention to sell the group.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

        At September 30, 2004, our total assets were $18.8 billion, an increase of $106 million from December 31, 2003. The net change primarily reflects additions to identifiable intangible assets and goodwill from recent acquisitions, partially offset by decreases from the sale of businesses and a lower level of accounts receivable due to the seasonality of our business. Our total assets by market group were as follows as of the dates indicated:

	As at September 30, 2004		As at December 31, 2003
(unaudited) (millions of U.S. dollars)	Total assets	Percentage of total assets	Total assets	Percentage of total assets
Thomson Legal & Regulatory	7,300	39%	7,414	40%
Thomson Learning	5,228	28%	5,109	27%
Thomson Financial	3,523	19%	2,915	16%
Thomson Scientific & Healthcare	1,004	5%	995	5%
Corporate and other	1,504	8%	1,752	10%
Discontinued operations	232	1%	500	2%

Total assets	18,791	100%	18,685	100%

        The following table presents comparative information related to total net debt, which we define as total debt, after accounting for swap arrangements, less cash and cash equivalents; shareholders' equity and the ratio of net debt to shareholders' equity:

(millions of U.S. dollars)	As at September 30, 2004	As at December 31, 2003
Short-term indebtedness	19	87
Current portion of long-term debt	211	484
Long-term debt	4,106	3,684

Total debt	4,336	4,255
Swaps	(251)	(199)

Total debt after swaps	4,085	4,056
Less: cash and cash equivalents	(374)	(683)

Net debt	3,711	3,373

Shareholders' equity	9,464	9,193

Net debt/equity ratio	0.39:1	0.37:1

        We completed two long-term debt offerings in the second quarter of 2004. In May 2004, we sold US$250 million of 4.75% global notes due 2010. In June 2004, we sold Cdn$250 million of 4.50% notes due 2009. We entered into currency swaps to convert the obligation to US$184 million at a floating rate of interest. The net proceeds of $432 million from these offerings were used to repay other indebtedness and for other general corporate purposes.

        In the third quarter of 2003, we completed an offering of $450 million of global unsecured notes. The net proceeds of $445 million were used to repurchase $250 million of preferred shares issued to a subsidiary of Woodbridge, repay other outstanding indebtedness and for general corporate purposes.

        In October 2004, we announced that we exercised our option to redeem certain of our outstanding debt securities. See the section entitled "Subsequent Events" for further information.

        The following table displays the changes in our shareholders' equity for the nine months ended September 30, 2004:

(millions of U.S. dollars)
Restated shareholders' equity balance at January 1, 2004	9,193
Earnings attributable to common shares for the nine months ended September 30, 2004	571
Additional paid in capital related to stock incentive plans	31
Issuance of common shares under stock incentive plan	5
Dividends paid on common shares	(362)
Increase of cumulative translation gains	26

Shareholders' equity balance at September 30, 2004	9,464

        In conjunction with the adoption of new accounting guidance on asset retirement obligations, shareholders' equity was restated from its previously reported amount. See "Accounting Changes" for more information.

Cash Flow

        Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance capital expenditures, acquisitions and dividend payments.

        Operating activities.    Cash provided by our operating activities in the three months ended September 30, 2004 increased $78 million to $531 million compared to $453 million for the comparable period in 2003. Cash provided by our operating activities in the nine months ended September 30, 2004 increased $220 million to $1,165 million compared to $945 million for the comparable period in 2003. In both periods, the increase was primarily attributable to increased operating profit and a voluntary pension contribution made in the prior year with no comparable contribution in the current year.

        Investing activities.    Cash used in our investing activities in the three months ended September 30, 2004 increased $100 million to $326 million compared to $226 million in 2003. This increased usage reflected higher spending on acquisitions.

        Cash used in our investing activities in the nine months ended September 30, 2004 increased $789 million to $1,139 million compared to $350 million in 2003. This increased usage reflected significantly higher spending on acquisitions and additions to property and equipment, and lower proceeds from disposals as 2003 included the sale of our 20% interest in BGM (see "Related Party Transactions"). The increase was partially offset by proceeds from our sales of DBM and Sheshunoff in 2004 (see "Discontinued Operations").

        Acquisition spending in 2004 primarily represented our purchases of TradeWeb, CCBN, Starquote, KnowledgeNet and BIOSIS. Additions to property and equipment increased due to spending on technology initiatives, primarily at our legal and regulatory and financial groups.

        Financing activities.    Cash used in our financing activities was $440 million for the three months ended September 30, 2004 compared with $176 million in the prior year. This variance was primarily the result of proceeds from a debt issuance in 2003 (see "Financial Position").

        Cash used in our financing activities was $335 million for the nine months ended September 30, 2004 reflecting dividend payments and the repayments of debt, offset in part by the proceeds from our two public debt offerings (see "Financial Position"). In 2003, $656 million of cash used included the redemption of our Series V preference shares as well as a special dividend payment.

        The following table sets forth our dividend activity for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)
	2004	2003	2004	2003
Regular dividends declared	124	117	370	352
Special dividends declared	—	—	—	279
Dividends reinvested	(2)	(2)	(8)	(91)

Dividends paid	122	115	362	540

        The special dividend in 2003 of $279 million related to the sale of our 20% interest in BGM. The decrease in dividends reinvested was because our principal shareholder, The Woodbridge Company Limited, or Woodbridge, agreed to discontinue its commitment to participate in our dividend reinvestment plan. See "Related Party Transactions."

        Free cash flow.    The following table sets forth a calculation of our free cash flow for the three-month and nine-month periods ended September 30, 2004 and 2003:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)
	2004	2003	2004	2003
Net cash provided by operating activities	531	453	1,165	945
Additions to property and equipment	(159)	(147)	(430)	(368)
Other investing activities	(12)	(14)	(40)	(61)
Dividends paid on preference shares	—	(2)	(2)	(9)
Additions to property and equipment of discontinued operations	—	(3)	(2)	(6)

Free cash flow	360	287	691	501

        For the three-month and nine-month periods ended September 30, 2004, free cash flow increased compared to the prior year as a result of higher operating profit and a voluntary pension contribution made in the prior year with no comparable contribution in the current year. The increases from higher operating profit were partially offset by increased spending on additions to property and equipment for technology initiatives.

        Credit facilities and commercial paper program.    We maintain revolving unsecured credit facilities of $1.56 billion and a commercial paper program authorized to issue up to Cdn$1 billion. Borrowings under our commercial paper program reduce the amount available to us under our credit facilities. At September 30, 2004, our credit lines and related activity were as follows:

Type	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
	(millions of U.S. dollars)
Multi-year	1,040	(68)	—	972
364-day	520	—	—	520

Total	1,560	(68)	—	1,492

        Our multi-year facilities currently expire in March 2008. Of our 364-day facilities, $325 million expires in March 2005 and the remaining $195 million expires in June 2005. Our facilities are structured such that, if our long-term debt rating was downgraded by Moody's or Standard & Poor's, our facility fee and borrowing costs under our existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs.

PENDING ACQUISITION

        In September 2004, we reached an agreement to acquire Information Holdings Inc. (IHI), a provider of intellectual property and regulatory information for the scientific, legal and corporate markets. We plan to acquire all of the outstanding common stock of IHI at a price of $28 per share in cash, for an aggregate cost of approximately $441 million, net of cash and investments currently held by IHI. The IHI shareholders have approved the transaction. The transaction is subject to approval by regulatory authorities and the satisfaction of our customary closing conditions. We anticipate that the transaction will be completed later this year.

SUBSEQUENT EVENTS

        The following events occurred subsequent to the conclusion of our third quarter and were announced in October 2004:

        We signed a definitive agreement to sell the Thomson Media group for $350 million in cash. The transaction is expected to close by the end of the year, subject to regulatory approvals and other customary closing conditions. We expect to recognize a gain on the transaction in our fourth quarter financial statements.

        We completed our previously announced acquisition of Capstar and its subsidiary businesses from Educational Testing Service (ETS). Capstar develops competency assessment, learning and measurement, and testing solutions for corporations, national associations and state and federal governments. Capstar will be included in our learning group. Additionally, we announced a 12 year contract extension under which our Prometric business will continue to provide computer-based testing services to ETS. The contract extension period, which runs to December 2017, provides for the delivery of computer-based assessments utilizing Prometric's extensive global network of testing centers and assessment and research expertise from ETS, a private educational testing and measurement organization.

        We announced that we exercised our option to redeem four outstanding issuances of debt securities with an aggregate book value of approximately Cdn$1.2 billion (US$0.8 billion). The redemption will occur on November 26, 2004 and will be funded from the issuance of new debt securities, the issuance of commercial paper, funds available under our revolving credit facilities and/or cash balances. Debt levels will not be materially impacted as a result of this transaction. Related to this redemption, we have entered into certain derivative arrangements to minimize our exposure to changes in foreign currency exchange rates and interest rates. We expect to recognize a loss of approximately $50 million in the fourth quarter of 2004 associated with the redemption. We anticipate that interest expense will be reduced in 2005 by $10-$15 million.

        Our financial group received a subpoena from the U.S. Securities and Exchange Commission (SEC) for certain documents related to the operations of its Capital Markets Intelligence (CMI) business. We are cooperating fully with the SEC and have been informed that the inquiry should not be construed as an indication by the SEC or its staff that any violation of law has occurred. CMI is one of several companies providing market intelligence services. CMI collects stock ownership data solely as an appointed agent of its public company clients seeking a better understanding of their institutional shareholder base. In 2003, approximately $33 million of our financial group's CMI revenues were related to the identification of institutional investors for its clients.

EMPLOYEE FUTURE BENEFITS

        Our major pension and post-employment benefit plans have measurement dates of September 30. As a result, we are able to estimate pension and benefit plan expense associated with these plans for 2005. Based upon these preliminary estimates, we project that expenses related to these plans will increase by approximately $15 million in 2005. This projected increase is largely the result of the amortization of past investment losses.

RELATED PARTY TRANSACTIONS

        As at October 22, 2004, Kenneth R. Thomson, through Woodbridge and its affiliates, controlled approximately 69% of our common shares. Mr. Thomson is a member of our board of directors.

        In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In the full year of 2003, the total amount charged to Woodbridge for these rentals and services was approximately $2 million.

        The employees of Jane's Information Group, a business we sold to Woodbridge in April 2001, continue to participate in our United States and United Kingdom pension plans as well as the defined contribution plan in the United States. Jane's makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

        In 2004, we renewed our agreement with Woodbridge that reduces the cost of our directors' and officers' insurance coverage. Under the terms of the agreement, we maintain standard directors' and officers' insurance for any amount up to $15 million with a third party insurance company. A separate third party insurer is responsible for the next $75 million of coverage. Woodbridge indemnifies this second insurer. For its agreement to indemnify the insurer, we pay Woodbridge an annual premium of $685,000, which is less than the premium that the company would have paid for commercial insurance.

        In July 2003, we announced that Woodbridge had agreed to discontinue its commitment to participate in our dividend reinvestment plan (DRIP). Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in common shares through June 2005.

        In March 2003, we sold our 20% interest in BGM to a company that is owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, we are entitled to receive half of the gain relative to our former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, we are not required to reimburse the former owner for any losses. Our Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to us as to the fairness of the transaction to us from a financial point of view. One of our directors is also a director of the parent company of the financial advisor, but was not a member of the committee. In connection with the sale, we paid a special dividend, equal to the proceeds received of $0.428 per common share.

CRITICAL ACCOUNTING POLICIES

        Please refer to the "Critical Accounting Policies" section of the "Management's Discussion and Analysis" in our most recent Annual Information Form, which is contained in our annual report on Form 40-F for the year ended December 31, 2003, for information on accounting policies that we consider critical in preparing our consolidated financial statements. Since the date of that Form 40-F, there have not been any significant changes to these policies, nor have there been any new accounting policies that we would consider critical. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.

ACCOUNTING CHANGES

Derivatives and Hedging Activity

        Effective January 1, 2004, we adopted Accounting Guideline AcG-13, Hedging Relationships, and Emerging Issues Committee (EIC) Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. AcG-13 addresses the conditions for applying hedge accounting, including the identification, designation, documentation and effectiveness of hedging relationships. EIC Abstract 128 requires that, with certain exceptions, a freestanding derivative financial instrument that does not qualify for hedge accounting under AcG-13, be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

        As a result of the new guidance, certain derivatives previously accounted for as hedges no longer qualify for such treatment under AcG-13. In accordance with AcG-13, the deferred loss on these instruments as of January 1, 2004 of $26 million will be recognized in "Net interest expense and other financing costs" as the hedged items to which these derivatives formerly related are recognized in earnings. The change in the fair value of these derivative instruments subsequent to January 1, 2004 will also be recognized within "Net interest expense and other financing costs". For the three-month and nine-month periods ended September 30, 2004, $3 million of expense and $1 million of income, respectively, was recognized within "Net interest expense and other financing costs" relative to this new guidance. The net amount recognized consisted of amortization of the deferred loss incurred prior to January 1, 2004 of $3 million and $8 million for the three-month and nine-month periods ended September 30, 2004, respectively, and the recognition of the change in the fair value of these derivatives, which resulted in income that was not material for the quarter and $9 million for the nine-month period.

Asset Retirement Obligations

        Effective January 1, 2004, we adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110, Asset Retirement Obligations, with restatement of our prior periods. The new guidance describes how to recognize and measure obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.

        Our only asset retirement obligations are obligations to restore leased facilities upon termination of the leases. For the nine-month period ended September 30, 2004, we recorded expense of $2 million related to these obligations. The expense for the comparable period in the prior year was $2 million. Details of the restatements made to previously reported results are discussed in Note 4 to our consolidated interim financial statements.

Accounting for Income Taxes in Interim Periods

        In the first quarter of 2004, we refined the calculation by which we allocate estimated full year income tax expense among interim periods. Previously, the estimated full year effective tax rate for the consolidated results was applied to the relevant interim period's consolidated pre-tax income. Beginning in 2004, we estimate separate annual effective income tax rates for each taxing jurisdiction and individually apply such rates to the interim period's pre-tax income of each jurisdiction. This change was accounted for as a change in estimate.

Revenue Recognition

        Effective January 1, 2004, we must apply the guidance in EIC Abstract 141, Revenue Recognition, which incorporates the principles and summarizes the guidance in the U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, Revenue Recognition. The Abstract also provides interpretive guidance on the application of CICA Handbook Section 3400, Revenue. Because we have previously applied the provisions of SAB 104, the adoption of EIC Abstract 141 did not impact our consolidated financial statements.

        Also effective January 1, 2004 was EIC Abstract 142, Revenue Arrangements with Multiple Deliverables. This Abstract addresses the accounting by vendors for arrangements in which the vendor will perform multiple revenue-generating activities. The Abstract conforms Canadian GAAP to U.S. GAAP set forth in Emerging Issues Task Force (EITF) Issue 00-21, also entitled Revenue Arrangements with Multiple Deliverables. Because we have previously applied EITF Issue 00-21, the adoption of EIC Abstract 142 did not impact our consolidated financial statements.

Generally Accepted Accounting Principles

        Effective for our fiscal year beginning January 1, 2004 was CICA Handbook Section 1100, Generally Accepted Accounting Principles. This Handbook Section establishes standards for financial reporting in accordance with generally accepted accounting principles and clarifies the relative authority of various accounting pronouncements and other sources within Canadian GAAP. This Handbook Section did not impact our consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

        The Accounting Standards Board and the EIC of the CICA have recently issued several accounting standards, of which only one is applicable to our activities. An overview of this standard follows:

        Accounting Guideline AcG-15, Consolidation of Variable Interest Entities.    In June 2003, the CICA issued AcG-15, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The guidance related to consolidation requirements is effective for periods beginning on or after November 1, 2004.

        We have assessed the effects of AcG-15 and do not expect its adoption to have a material impact on our consolidated financial statements.

ADDITIONAL INFORMATION

Disclosure Controls and Procedures

        Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management's discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.

Changes in Internal Control over Financial Reporting

        There was no change in our company's internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

        As of October 22, 2004, we had outstanding 655,011,051 common shares and 6,000,000 Series II preference shares.

Public Securities Filings

        You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Reconciliations

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT

(unaudited)
(millions of U.S. dollars)

	For the Three Months Ended September 30, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	272	302	128	50	(17)	735	—	735
Less:
Depreciation	(49)	(65)	(48)	(7)	(4)	(173)	—	(173)

Adjusted operating profit	223	237	80	43	(21)	562	—	562
Less:
Amortization	(24)	(17)	(23)	(6)	—	(70)	—	(70)

Operating profit	199	220	57	37	(21)	492	—	492

Net other expense								(1)
Net interest expense and other financing costs								(63)
Income taxes								(100)
Equity in net losses of associates, net of tax								—

Earnings from continuing operations								328
Earnings from discontinued operations, net of tax								16

Net earnings								344

	For the Three Months Ended September 30, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	262	278	106	40	(15)	671	—	671
Less:
Depreciation	(47)	(60)	(44)	(7)	(4)	(162)	—	(162)

Adjusted operating profit	215	218	62	33	(19)	509	—	509
Less:
Amortization	(31)	(17)	(16)	(5)	—	(69)	—	(69)

Operating profit	184	201	46	28	(19)	440	—	440

Net other income								23
Net interest expense and other financing costs								(64)
Income taxes								(101)
Equity in net losses of associates, net of tax								(3)

Earnings from continuing operations								295
Earnings from discontinued operations, net of tax								12

Net earnings								307

	For the Nine Months Ended September 30, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	751	337	340	134	(49)	1,513	(3)	1,510
Less:
Depreciation	(145)	(143)	(134)	(21)	(11)	(454)	—	(454)

Adjusted operating profit	606	194	206	113	(60)	1,059	(3)	1,056
Less:
Amortization	(78)	(52)	(59)	(21)	—	(210)	—	(210)

Operating profit	528	142	147	92	(60)	849	(3)	846

Net other income								28
Net interest expense and other financing costs								(176)
Income taxes								(148)
Equity in net losses of associates, net of tax								(1)

Earnings from continuing operations								549
Earnings from discontinued operations, net of tax								24

Net earnings								573

	For the Nine Months Ended September 30, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	657	301	301	120	(49)	1,330	3	1,333
Less:
Depreciation	(134)	(131)	(131)	(23)	(11)	(430)	—	(430)

Adjusted operating profit	523	170	170	97	(60)	900	3	903
Less:
Amortization	(80)	(63)	(47)	(20)	—	(210)	—	(210)

Operating profit	443	107	123	77	(60)	690	3	693

Net other income								79
Net interest expense and other financing costs								(192)
Income taxes								(133)
Equity in net losses of associates, net of tax								(12)

Earnings from continuing operations								435
Earnings from discontinued operations, net of tax								34

Net earnings								469

RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO
OPERATING PROFIT MARGIN
(as a percentage of revenue)

(unaudited)

	For the Three Months Ended September 30, 2004
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals	Total
Adjusted EBITDA	32.4%		40.2%		28.1%		26.7%		33.1%		—	33.1%
Less:
Depreciation	(5.9%	)	(8.7%	)	(10.5%	)	(3.7%	)	(7.8%	)	—	(7.8%	)

Adjusted operating profit	26.5%		31.5%		17.6%		23.0%		25.3%		—	25.3%
Less:
Amortization	(2.8%	)	(2.2%	)	(5.1%	)	(3.2%	)	(3.2%	)	—	(3.2%	)

Operating Profit	23.7%		29.3%		12.5%		19.8%		22.1%		—	22.1%

	For the Three Months Ended September 30, 2003
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals	Total
Adjusted EBITDA	33.0%		38.9%		28.5%		23.7%		32.9%		—	32.8%
Less:
Depreciation	(5.9%	)	(8.4%	)	(11.8%	)	(4.2%	)	(7.9%	)	—	(7.9%	)

Adjusted operating profit	27.1%		30.5%		16.7%		19.5%		25.0%		—	24.9%
Less:
Amortization	(3.9%	)	(2.3%	)	(4.3%	)	(2.9%	)	(3.4%	)	—	(3.4%	)

Operating Profit	23.2%		28.2%		12.4%		16.6%		21.6%		—	21.5%

	For the Nine Months Ended September 30, 2004
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals		Total
Adjusted EBITDA	30.7%		22.0%		27.0%		23.8%		26.2%		(150.0%	)	26.2%
Less:
Depreciation	(5.9%	)	(9.3%	)	(10.7%	)	(3.8)		(7.8%	)	—		(7.9%	)

Adjusted operating profit	24.8%		12.7%		16.3%		20.0%		18.4%		(150.0%	)	18.3%
Less:
Amortization	(3.2%	)	(3.4%	)	(4.6%	)	(3.7%	)	(3.7%	)	—		(3.6%	)

Operating Profit	21.6%		9.3%		11.7%		16.3%		14.7%		(150.0%	)	14.7%

	For the Nine Months Ended September 30, 2003
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals	Total
Adjusted EBITDA	29.4%		20.9%		26.7%		23.1%		25.1%		20.0%	25.1%
Less:
Depreciation	(6.0%	)	(9.1%	)	(11.6%	)	(4.4%	)	(8.1%	)	—	(8.1%	)

Adjusted operating profit	23.4%		11.8%		15.1%		18.7%		17.0%		20.0%	17.0%
Less:
Amortization	(3.6%	)	(4.4%	)	(4.2%	)	(3.9%	)	(4.0%	)	—	(3.9%	)

Operating Profit	19.8%		7.4%		10.9%		14.8%		13.0%		20.0%	13.1%

        Certain information in this management's discussion and analysis, particularly under the heading "2004 Financial Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility by our customers to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment of goodwill and identifiable intangible assets; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual information form, which is contained in our annual report on Form 40-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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THE THOMSON CORPORATION
RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT
RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN (as a percentage of revenue)